[Rimini Street, Inc. Letterhead]

November 20, 2018

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Katherine Bagley

Re:	Rimini Street, Inc. (the “Company”) Registration Statement on Form S-3 File No. 333-228322

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 PM (Eastern Time) on November 21, 2018, or as soon thereafter as is practicable.

Very truly yours,

Rimini Street, Inc.

By:	/s/ Seth A. Ravin
Name:	Seth A. Ravin
Title:	Chief Executive Officer